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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                  SCHEDULE 13D
                                 (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(A)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                (AMENDMENT NO. 3)


                             RF Micro Devices, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   749941 10 0
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                                 (CUSIP Number)


                               William B. Lawrence
                                    TRW Inc.
                             1900 Richmond Road, 3E
                              Cleveland, Ohio 44124
                                 (216) 291-7230
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 27, 1999
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.


                         (Continued on following pages)






                               (Page 1 of 4 Pages)


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                                       13D
CUSIP NO. 749941 10 0                                         Page 2 of 4 Pages

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         TRW Inc. ("TRW"), I.D. #34-0575430
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ___
                                                                      (b) ___
   3     SEC USE ONLY
   4     SOURCE OF FUNDS
         WC, OO
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   ____
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio

 NUMBER OF             7    SOLE VOTING POWER                         5,333,987
  SHARES                                                      -----------------
 BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY                                                    -----------------
   EACH                9    SOLE DISPOSITIVE POWER                    5,333,987
 REPORTING                                                   ------------------
PERSON WITH           10    SHARED DISPOSITIVE POWER
                                                             ------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,333,987
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.3 percent
  14  TYPE OF REPORTING PERSON
      CO


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                                  SCHEDULE 13D

This Amendment No. 3 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998 and Amendment No. 2 on Schedule 13D filed on September 18, 1998 (collectively, the "Schedule 13D") pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect TRW's sale of 287,500 shares of common stock of RF Micro Devices, Inc. ("RFMD") on January 27, 1999 in connection with RFMD's underwritten public offering of its common stock. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is amended in its entirety by the following:

         (a) TRW beneficially owns 5,333,987 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 27.3 percent of the 19,571,705 shares of Common Stock outstanding as of January 27, 1999. The directors and executive officers of TRW disclaim beneficial ownership of these shares.

         (b) TRW has sole voting and dispositive power with respect to 5,333,987 shares.

         (c) On January 27, 1999, TRW sold 287,500 shares of Common Stock of RFMD for $58.2075 per share in cash (after deducting underwriting discounts and commissions of $3.23 per share) in connection with RFMD's underwritten public offering of its Common Stock ("Offering"). Credit Suisse First Boston, CIBC Oppenheimer, Hambrecht & Quist and NationsBanc Montgomery Securities LLC acted as representatives ("Representatives") of the underwriters in the Offering. Except for the foregoing, no transactions have been effected in the Common Stock of RFMD by TRW or, to the best knowledge of TRW, by its directors and executive officers within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
           With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is amended by adding the following:

         In connection with the Offering, TRW entered into an Underwriting Agreement dated January 21, 1999 with RFMD and the Representatives with respect to the sale of Common Stock of RFMD. A copy of the Underwriting Agreement is attached hereto as an exhibit and incorporated herein by reference.


                              (Page 3 of 4 Pages)
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Item 7.  Materials to be Filed as Exhibits.

             EXHIBIT NO.             DOCUMENT

                3.7 Underwriting Agreement dated January 21, 1999 among TRW Inc., RF Micro Devices, Inc. and Credit Suisse First Boston Corporation, CIBC Oppenheimer Corporation, Hambrecht & Quist LLC and NationsBanc Montgomery Securities LLC, as Representatives of the Underwriters.




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 3, 1999

                                    TRW INC.

                                      By:  /s/ William B. Lawrence
                                           -------------------------------
                                           William B. Lawrence
                                           Executive Vice President,
                                           General Counsel and Secretary


                              (Page 4 of 4 Pages)